December 21, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX 212-407-4990</u>

Mr. Jonathan Chan
Chief Financial Officer
General Components, Inc.
Suite 2021, 20/F, Two Pacific Place
88 Queensway
Hong Kong

> **RE: General Components, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed May 1, 2006**
> **File No. 000-33483**

Dear Mr. Chan:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the year ended December 31, 2005</u>

<u>Consolidated Statements of Operations, page F-3</u>

1. We note that your Statements of Operations include the line item 'Net Sales'. Please explain to us the components which create the net effect on your reported

sales. Additionally, tell us what consideration you have given to disclosing this information in your financial statements.

Note 1. Organization and Basis of Financial Statements, page F-6

2. We note that the Company entered into a merger transaction in September 2004 that has been accounted for as a reverse merger. Please confirm for us that the historical financial statements are a continuation of the financial statements of the accounting acquirer, and not those of the accounting target and that the capital structure of the consolidated enterprise is now different from the historical financial statements of the accounting acquirer in earlier periods due to the recapitalization. Additionally, tell us what consideration you have given to disclosing this information in future filings.

Exhibit 31.1 and Exhibit 31.2

3. Please revise your filing to make the following corrections to your certifications filed as Exhibit 31.1 and Exhibit 31.2:

- We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.
- We note the use of the term "annual report" in paragraphs 2, 3, and 4(a) of your certification. Revise your certification to omit the word "annual".
- We note that you have omitted the phrase "or caused such disclosure controls and procedures to be designed under our supervision" from paragraph 4(a) of your certification. Revise your certification to include the exact wording as provided in Item 601 (b) (31) of Regulation S-B.
- We note in paragraph 4(c) of your certification that you have certified that all changes in internal control over financial reporting that occurred during the most recent fiscal year have been disclosed rather than the most recent fiscal quarter as required by Regulation S-B. Revise your certification to include the exact wording as provided in Item 601 (b) (31) of Regulation S-B.
- We note that you have omitted the phrase "and material weaknesses" from paragraph 5(a) of your certification. Revise your certification to include the exact wording as provided in Item 601 (b) (31) of Regulation S-B.

In addition to revising your certifications included in your 10-KSB for the year ended December 31, 2005, please confirm for us that these changes will be incorporated into all future filings.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert F. Telewicz
Senior Staff Accountant